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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-801-60477

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2008 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Newport Group Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

300 International Parkway, Suite 270
(No. and Street)

Heathrow	FL	32746
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Teresa Sherrard, Secretary/Treasurer; 407-333-2905
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name – *if individual, state last, first, middle name*)

800 North Magnolia Ave., Suite 1700	Orlando	FL	32803-3270
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section
MAR 0 2 2009
Washington, DC
111

SEC Mail Processing Section
[redacted]
Washington, DC
111

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Mendel A. Melzer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Newport Group Securities, Inc., as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

SUSAN A. MORRIS
Notary Public - State of Florida
My Commission Expires Sep 6, 2011
Commission # DD 681890

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- N/A (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- N/A (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- N/A (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- N/A (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- N/A (m) A copy of the SIPC Supplemental Report.
- N/A (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- N/A(O) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

McGladrey & Pullen

Certified Public Accountants

Independent Auditor's Report

To the Board of Directors
Newport Group Securities, Inc.
Heathrow, Florida

We have audited the accompanying statement of financial condition of Newport Group Securities, Inc. (the Company) as of December 31, 2008, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Newport Group Securities, Inc. as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included in Schedule 1 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McGladrey & Pullen, LLP

Orlando, Florida
February 26, 2009

Newport Group Securities, Inc.

Statement of Financial Condition
December 31, 2008

Assets		
Cash	$	3,004,499
Receivables, net		3,122,108
Prepaid expenses		105,356
Note receivable		101,335
Marketable securities		49,667
Total assets	$	6,382,965
Liabilities and Stockholders' Equity		
Liabilities		
Accrued commissions	$	579,335
Other liabilities		793,380
Total liabilities		1,372,715
Stockholders' Equity		
Common stock, $1.00 par value, 2,000 shares authorized, 100 shares issued and outstanding		100
Additional paid-in capital		11,067
Retained earnings		4,999,083
Total stockholders' equity		5,010,250
Total liabilities and stockholders' equity	$	6,382,965

See Notes to Financial Statements.

Newport Group Securities, Inc.

Statement of Income
Year Ended December 31, 2008

Revenues:	
Commission income	$ 14,669,825
Investment advisory income	4,472,895
Other	6,155
Unrealized loss on marketable securities	(50,632)
Total revenues	19,098,243
Expenses:	
Compensation	7,201,473
Commission expense	1,732,531
Benefits and taxes	813,184
Investment advisory fees expense	601,118
Travel and entertainment	370,340
Technology	295,582
Rent and occupancy costs	278,631
General and administrative	259,961
Telecommunications	105,770
Regulatory fees and expenses	87,287
Other labor related costs	46,395
Professional development	38,180
Professional fees	28,683
Marketing, advertising and communications	25,936
Total expenses	11,885,071
Net income	$ 7,213,172

See Notes to Financial Statements.

Newport Group Securities, Inc.

Statement of Changes in Stockholders' Equity
Year Ended December 31, 2008

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Stockholders' Equity
Balance, December 31, 2007	$ 100	$ 11,067	$ 2,485,911	$ 2,497,078
Stockholder distributions, at $47,000 per share	-	-	(4,700,000)	(4,700,000)
Net income			7,213,172	7,213,172
Balance, December 31, 2008	$ 100	$ 11,067	$ 4,999,083	$ 5,010,250

See Notes to Financial Statements.

Newport Group Securities, Inc.

Statement of Cash Flows
Year Ended December 31, 2008

Cash Flows From Operating Activities	
Net income	$ 7,213,172
Adjustments to reconcile net income to net cash provided by operating activities:	
Unrealized gain on marketable securities	50,632
Increase in receivables	(832,878)
Increase in prepaid expenses	(63,308)
Increase in accrued commissions	184,670
Increase in other liabilities	237,860
Net cash provided by operating activities	6,790,148
Cash Flows From Investing Activities	
Net collections under note receivable	26,298
Cash Flows From Financing Activities	
Stockholder distributions	(4,700,000)
Net increase in cash	2,116,446
Cash:	
Beginning	888,053
Ending	$ 3,004,499

See Notes to Financial Statements.

Note 1. Nature of Business and Summary of Significant Accounting Policies

Nature of business: Newport Group Securities, Inc. (the "Company") is a limited broker/dealer and registered investment advisor. The Company is registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority. When acting as a limited broker/dealer, its marketing and sales activities are devoted primarily to variable life insurance and mutual funds used as funding vehicles within corporate sponsored employee benefit programs. As a registered investment advisor, the Company provides advice on similar investment strategies. The Company's target clients for these products and services are publicly held corporations, large private companies and certain high net worth individuals. The Company's marketing and sales activities are conducted on a nation-wide basis.

A summary of the Company's significant accounting policies follows:

Revenue recognition: Insurance product transactions (and related commission revenue and expenses, if applicable) are recorded when the underwriters notify the Company that related premiums were collected. Any adjustments to commissions which may result from cancellations or other adjustments are recorded in the period the underwriters notify the Company.

The Company recognizes revenue ratably over the contract period for investment advisory fees based upon a percentage of the assets under management or on a flat-fee basis as provided per contractual agreement.

Receivables: Receivables are primarily for commissions and investment advisory fees. Receivables are recorded at net realizable value. An allowance for doubtful accounts is provided based on prior collection experiences and management's analysis of specific accounts. This allowance is reviewed periodically and adjusted for amounts deemed uncollectible by management. At December 31, 2008, in the opinion of management, a $105,000 allowance for doubtful accounts was deemed necessary.

Marketable securities: Marketable securities are carried at fair value, based on quoted market prices. Changes in the fair values of marketable securities are recognized in the statement of income.

Income taxes: The Company has elected to be treated as an "S" corporation for tax purposes and, accordingly, any liability for income taxes rests with the stockholders and not the Company.

Use of estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Note 2. Note Receivable

During August 2006, the Company entered into a loan and security agreement with FAS Corp, Blue Chip Advisors, LLC and an individual, all unrelated parties. The Company agreed to extend to the individual advances in the maximum principal amount of $510,000. The loan was collateralized by current and future net commissions earned after June 30, 2006 by the individual from FAS Corp. FAS Corp agreed to pay the net commissions earned by the individual directly to the Company, within 10 days after the end of the month in which FAS Corp received the gross commissions, for the repayment of advances and interest on the loan. Advances under the loan bore interest at the Applicable Federal Rate per annum which was adjusted monthly. The loan matured during December 2008.

On December 23, 2008, the Company entered into a loan and security agreement with New England Financial and an individual, all unrelated parties, that replaces the agreement entered into during 2006. The Company agreed to extend to the individual advances in the maximum principal amount of $510,000. The loan is collateralized by current and future commissions by the individual from the Company, New England Financial, or affiliates of either. New England Financial agrees to pay the commissions earned by the individual directly to the Company as it accrues for the repayment of advances and interest on the loan. Advances under the loan bear interest at the Applicable Federal Rate per annum which is adjusted monthly (1.36% at December 31, 2008). As of December 31, 2008, the note receivable has an outstanding balance of $101,335. The loan matures on December 31, 2009.

Note 3. Marketable Securities

Marketable securities consist of common stock with a market value of $49,667 and a cost basis of $77,184. During 2008, unrealized losses included in the statement of income as unrealized loss on marketable securities amounted to $50,632.

Note 4. Other Liabilities

Other liabilities consisted of the following as of December 31, 2008:

Due to The Newport Group, Inc. (a related party)	$	314,791
Deferred investment advisory income		238,162
Accrued advisory fees		196,595
Other		43,832
	$	793,380

Deferred investment advisory income represents unearned advisory fees as of December 31, 2008 that will be recognized over the remaining future contract periods.

Note 5. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("Rule 15c3-1") which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2008, the Company had net capital, as defined, of $2,253,085, which is $2,161,571 in excess of its required net capital of $91,514. At December 31, 2008, the ratio of aggregate indebtedness to net capital was .61 to 1.

Note 5. Net Capital Requirements (Continued)

The Company is exempt from Rule 15c3-3 under paragraph (k)(1) of the rule as transactions of the Company are limited to the sale and redemption of redeemable securities of registered investment companies or of interests or participations in an insurance company separate account.

The Company has no liabilities, which are subordinated to the claims of general creditors.

Note 6. Related-Party Transactions

On December 1, 2003, the Company entered into two separate expense sharing arrangements with The Newport Group, Inc. and Newport Retirement Services, Inc. (collectively, "Newport Group"). Both entities are owned by the stockholders of the Company. Under the expense sharing arrangements Newport Group permits the Company to market and distribute its products and services from Newport Group's facilities used in conjunction with Newport Group's business, subject to reimbursement of the expenses associated with such use. Such expenses include but are not limited to: rent, office supplies, telephone, postage, facsimile and copying equipment, travel and entertainment, dues, and subscriptions. Newport Group will provide the Company with professional support services as it may require to conduct and administer its operations including but not limited to: executive, administrative, accounting, clerical, legal, and sales services; and act as paymaster to those personnel employed by Newport Group and providing services to the Company. The terms of these agreements are one year and are renewable for successive one-year terms unless terminated by either party upon written notice. Effective December 1, 2007, the agreement with Newport Retirement Services, Inc. was terminated. During 2008, the Company incurred $9,353,474 in expenses related to its cost sharing agreement with The Newport Group, Inc. These expenses are included in various expense items in the accompanying statement of income. As of December 31, 2008, other liabilities includes $314,791 due to The Newport Group, Inc. related to the cost sharing agreements.

As of December 31, 2008, receivables include $372,904 due from Newport Retirement Services, Inc. for investment advisory fees billed and collected on behalf of the Company as part of bundled services of investment management provided by the Company and benefit plan administration provided by Newport Retirement Services, Inc.

Note 7. Contingencies

The Company has entered into agreements with certain underwriters of major life insurance contracts whereby the termination of the insurance and annuity-based variable products by the customers, for any reason other than maturity of the contracts, will result in commission chargeback expense to the Company. The amount of any chargeback would be determined based upon a decreasing percentage and the last contract year completed by the customer over a two to twelve-year period depending upon the individual life insurance carrier. The Company is not aware of any existing chargeback's and based on prior experience has not provided for any chargeback accrual.

Note 8. Subsequent Events

On January 26, 2009, a capital distribution of $1,200,000 was declared by the Board of Directors and distributed to the stockholders of the Company on January 30, 2009.

Newport Group Securities, Inc.

Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2008

Net Capital		
Stockholders' equity, per statement of financial condition	$	5,010,250
Less non-allowable assets:		
Cash - CRD and other deposits		438
Receivables excluding interest receivable of $187 net of accrued commissions of $579,335		2,542,586
Prepaid expenses		105,356
Note receivable		101,335
Haircuts on securities		7,450
Net capital	$	2,253,085
Aggregate Indebtedness		
Accrued commissions	$	579,335
Other liabilities		793,380
Total aggregate indebtedness	$	1,372,715
Computation of Basic Net Capital Requirements		
Minimum dollar net capital required (6 2/3% of aggregate indebtedness)	$	91,514
Excess net capital	$	2,161,571
Ratio of aggregate indebtedness to net capital		0.61 to 1

There were no material differences between the computation of net capital under Rule 15c3-1 included in the unaudited FOCUS report and the audited computation of net capital. No reconciliation is required.

McGladrey & Pullen
Certified Public Accountants

Independent Auditor's Report
on the Internal Control

To the Board of Directors
Newport Group Securities, Inc.
Heathrow, Florida

In planning and performing our audit of the financial statements of Newport Group Securities, Inc. (the Company) as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

(2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principals such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency or combination of significant deficiencies, that result in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in the internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

McGladrey & Pullen, LLP

Orlando, Florida
February 26, 2009

McGladrey & Pullen
Certified Public Accountants

Newport Group Securities, Inc.

Financial Report
December 31, 2008

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